                          Press Release

CAE renews its normal course issuer bid

Montreal, Canada, February 14, 2017 – (NYSE: CAE; TSX: CAE) – CAE today announced that its Board of Directors has approved the renewal of its normal course issuer bid (“NCIB”) to purchase, for cancellation, up to 5,366,756 of its common shares commencing February 23, 2017 and ending February 22, 2018.

The maximum number of common shares that may be repurchased under the NCIB represents approximately two percent (2%) of the issued and outstanding common shares of CAE. As of February 9, 2017, CAE had 268,337,816 common shares issued and outstanding.

Under CAE’s current normal course issuer bid, which will expire on February 22, 2017, CAE has repurchased from February 23, 2016 to February 9, 2017 an aggregate of 2,959,400 of its common shares at a weighted average price of $16.38 per common share, for total consideration of approximately $48,474,972.

Purchases under the NCIB will be made through the facilities of the Toronto Stock Exchange (“TSX”) and/or alternative trading systems, in accordance with the TSX’s applicable policies. CAE may purchase its common shares using an automatic share repurchase plan which was put in place with RBC Dominion Securities Inc., in accordance with the relevant sections of the TSX Company Manual and applicable securities laws. The price CAE will pay for any common shares will be the market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the period that the NCIB is outstanding, CAE does not intend to make purchases of its common shares other than by means of open market transactions or such other means as may be permitted by the TSX and securities regulatory authorities as applicable, including block purchases of common shares. CAE may also purchase common shares privately from time to time after obtaining exemption orders from applicable securities regulatory authorities. Any such private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price as provided in the exemption order.

The average daily trading volume of CAE’s common shares through the facilities of the TSX over the last six completed calendar months was 487,351 (“ADTV”). Accordingly, under the TSX Rules and policies, CAE is entitled on any trading day to purchase up to 25% of the ADTV, which totals 121,837 common shares, for the 12-month period of the NCIB, starting on February 23, 2017. In excess of the daily repurchase limit, CAE may also purchase, once a week, a block of common shares not owned by any insiders, which may exceed such daily limit, in accordance with the TSX Rules.

The NCIB is being established as part of CAE's capital management strategy and is intended to be used primarily to mitigate the dilutive effect of treasury shares issued under CAE’s dividend reinvestment and stock option plans. CAE’s Board of Directors believes that such purchases are in the best interest of CAE and that such purchases constitute a desirable use funds that should enhance shareholder value.

About CAE

CAE (NYSE: CAE; TSX: CAE) is a global leader in the delivery of training for the civil aviation, defence and security, and healthcare markets. We design and integrate the industry's most comprehensive training solutions, anchored by the knowledge and expertise of our 8,000 employees, our world-leading simulation technologies and a track record of service and technology innovation spanning seven decades. Our global presence is the broadest in the industry, with 160 sites and training locations in 35 countries, including our joint venture operations, and the world's largest installed base of flight simulators. Each year, we train more than 120,000 civil and defence crewmembers, as well as thousands of healthcare professionals. Follow us on Twitter @CAE_Inc

CAE contacts:

Hélène V. Gagnon, Vice President, Public Affairs and Global Communications

+1-514-340-5536

helene.v.gagnon@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Strategy and Investor Relations

+1-514-734-5760

andrew.arnovitz@cae.com